UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505400

(CUSIP Number)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505400

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 900,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 900,000
9	Aggregate amount beneficially owned by each reporting person. 900,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person CO

*	Based on 15,148,138 shares of common stock reported to be outstanding as of October 26, 2017 by the Issuer on its Form 10-Q filed with the SEC on November 3, 2017.

CUSIP No. 038505400

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 900,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 900,000
9	Aggregate amount beneficially owned by each reporting person. 900,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person CO

*	Based on 15,148,138 shares of common stock reported to be outstanding as of October 26, 2017 by the Issuer on its Form 10-Q filed with the SEC on November 3, 2017.

CUSIP No. 038505400

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 900,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 900,000
9	Aggregate amount beneficially owned by each reporting person. 900,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person IN

*	Based on 15,148,138 shares of common stock reported to be outstanding as of October 26, 2017 by the Issuer on its Form 10-Q filed with the SEC on November 3, 2017.

Item 1(a). Name of Issuer:

Aradigm Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3929 Point Eden Way

Hayward, CA 94545

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of both Boxer Management and Joe Lewis is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

Common Stock, no par value (the “Common Shares”).

Item 2(e). CUSIP Number:

038505400

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 900,000 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by the Reporting Persons represent 5.9%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any Common Shares the Reporting Persons beneficially own.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 900,000 Common Shares they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the Common Shares the Reporting Persons beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 900,000 Common Shares they beneficially own.

* Based on 15,148,138 shares of common stock reported to be outstanding as of October 26, 2017 by the Issuer on its Form 10-Q filed with the SEC on November 3, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated December 11, 2017, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name: Aaron I. Davis
Title: Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name: Jason Callender
Title: Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually